Exhibit A

Tier 1 Mobile Operator in Latin America Continues to Expand Its 4G LTE Network with Ceragon Networks

June 20, 2018

Tier 1 Mobile Operator in Latin America Continues to Expand Its 4G LTE Network with Ceragon Networks

Ceragon’s FibeAir IP-20 Platform and professional services selected to provide ultra-high capacity in support of 4G network expansion and densification challenges

Little Falls, New Jersey, June 20, 2018 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, today announced that a tier 1 multinational mobile operator in Latin America is continuing to deploy its FibeAir IP-20 Platform, now incorporating the latest of Ceragon’s multicore radios which are capable of delivering twice the backhaul capacity. This network expansion and densification phase, as well as increase in backbone capacity connecting metro areas to one another, comes after successful 4G network rollouts during 2015 throughout 2017, in which this long-standing customer used Ceragon’s IP-20 Platform and professional services to provide 4G network coverage across its large multi-country network. Orders received in 2018 to date for products and services total approximately $19 million.

In the short term, the tier 1 operator seeks to grow its subscriber base in several countries across the continent, and expand the availability of its mobile broadband services in major cities. In planning for future growth, the operator is preparing for the introduction of ultra-high-speed Gigabit LTE, for which the required backhaul capacity is expected to double.  As such, the operator requires a highly scalable, fast-to-deploy, turnkey wireless backhaul solution to support the expansion and densification of its 4G LTE network, across its access and backbone network infrastructure.

The operator selected Ceragon for the quality of both its product and professional service offerings as they enable the delivery of high capacity, fast deployment with quick and economical site acquisition, using minimal real estate and minimal spectrum resources. Ceragon’s professional services offering includes network design, planning, rollout and optimization to ensure the fastest time to market with first-time-right configurations. The unique multicore technology embedded in the IP-20 Platform, and recently made available for split-mount site configurations, includes new radios which provide twice the capacity, and prepares the network for Gigabit-LTE through scalable capacity growth. It enables the operator the flexibility to double its network capacity across all sites while conserving backhaul spectrum, tower and roof-top related real estate. The use of minimal backhaul spectrum not only reduces spectrum costs, but enables the operator to ensure headroom capacity is available for future network growth, while the use of minimal real estate simplifies and accelerates site acquisition, in anticipation of 5G service rollout.

“We appreciate this tier 1 operator’s continued trust in Ceragon as its wireless backhaul partner,” said Ira Palti, president and CEO of Ceragon. “With the accelerated adoption of smartphones and mobile broadband services in key countries across Latin America, operators are looking to evolve their existing 4G networks to support twice as many 4G connections by end of this decade, while continuing to increase their operational efficiency. Ceragon helps operators plan, deploy and continuously optimize their networks for advanced 4G services, as well as quickly rollout 5G-ready networks, ensuring the highest capacity and network availability targets are constantly met.”

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 4G, mission-critical multimedia services and other applications at high reliability and speed. Ceragon’s unique multicore technology provides highly reliable, high-capacity 4G wireless backhaul with minimal use of spectrum, power and other resources. It enables increased productivity, as well as simple and quick network modernization. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

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Media Contact:	Investor Contact:
Tanya Solomon	Claudia Gatlin
Ceragon Networks
Tel: +972-3-543-1163	Tel. +1 212-830-9080
tanyas@ceragon.com	claudiag@ceragon.com

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Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

This press release contains statements concerning Ceragon's future prospects that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management. Examples of forward-looking statements include: projections of revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, growth prospects, product development, financial resources, cost savings and other financial matters. You may identify these and other forward-looking statements by the use of words such as "may", "plans", "anticipates", "believes", "estimates", "targets", "expects", "intends", "potential" or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including risks associated with a decline in revenues due to our focus on a single market segment; risks relating to the concentration of Ceragon's business in certain geographic regions such as India, and in other developing nations; political, economic and regulatory risks from doing business in those developing regions, including potential currency restrictions and fluctuations; risks related to our ability to meet the demand for our products due shortages in raw materials including certain passive components; risks associated with a change in Ceragon’s gross margin as a result of changes in the geographic mix of revenues and/or as a results of increase in costs of raw material, including certain passive components; risks associated with the loss of a single customer or customer group, which represents a significant portion of Ceragon’s revenues; risks associated with Ceragon’s failure to effectively compete with other wireless equipment providers; and other risks and uncertainties detailed from time to time in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission that represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.